Exhibit (a)(l5)

LIFSHITZ & MILLER

821 FRANKLIN AVENUE

GARDEN CITY, NEW YORK 11530

TELEPHONE: 516-493-9780

FACSIMILE: 516-280-7376

August 28, 2015

VIA FEDERAL EXPRESS

The Board of Directors c/o Gary L. Cowger

Tecumseh Products Company

5683 Hines Drive

Ann Arbor, Michigan 48108

Re:	Demand on the Board of Directors of Tecumseh Products Company to Take Action for Breaches of Fiduciary Duty in Connection with the Merger with Mueller Industries, Inc. and Atlas Holdings LLC

To the Board:

We represent David Raul, as Custodian for Tammy Raul, a shareholder of Tecumseh Products Company (“Tecumseh” or the “Company”). As you know, we have filed a class action against certain officers and/or directors of the Company arising out of the Board of Directors’ (the “Board”) decision to sell the Company to Mueller Industries, Inc. (“Mueller”) and Atlas Holdings LLC (“Atlas”, collectively with Mueller, “Mueller and Atlas”.) (the “Proposed Transaction”).

Pursuant to Michigan Compiled Laws Service (“MCLS”) § 450.2493a, and to begin the running of the ninety-day (90) period, we hereby demand that the Company permit the institution and prosecution of legal action against Tecumseh Products Company former and current officers and directors for damages arising out of their breach of fiduciary duties of care and loyalty arising out of the Proposed Transaction with Mueller and Atlas.

A credible basis for this Demand exists because, among other reasons, the price to acquire the Company pursuant to the Offer is inadequate and is the result of an unfair process wrought with disclosure issues leading up to the Merger Agreement. The particular disclosure issues include:

a.	What, if any, alternatives were considered in early 2012 when the Company retained a financial advisor in connection with the consideration of strategic alternatives;

b.	How many bidders were there in early March 2012, when the Company initiated a sale auction process, and how were they determined;

c.	Information on the sale auction process;

Board of Directors and Executive Officers

Tecumseh Products Company

August 28, 2015

d.	Who, from the Company, held discussions/negotiations with third parties beginning in November 2012;

e.	Information about the circumstances surrounding the due diligence by potential bidders in November 2012 and what, if any, were the bids;

f.	What Company A’s bid was;

g.	The various reasons the Company’s Board determined to pursue negotiations of the sale of the Company with Bidder A on an exclusive basis;

h.	The reasons given by Bidder A once it reduced its offered purchase price following completion of due diligence;

i.	The reasons given by Bidder A in 2013 for informing the Company that it no longer intended to proceed with a potential transaction;

j.	Actions taken by the Board, if anything, following Bidder A’s intent not to proceed with a potential transaction, up to August 2014;

k.	Whether Mueller was contacted in 2012, and if so, who was contacted at Mueller;

l.	Who were the representatives and Board members of Tecumseh at the August 20, 2014 introductory meeting between Atlas and members of the Board;

m.	Why no members of management attended the August 20, 2014 introductory meeting;

n.	Why the Chairman of the Board indicated that the Company was not interested in an acquisition at the August 20, 2014 introductory meeting;

o.	What was Bidder A’s unsolicited indication of interest, if any, in 2012;

p.	Information as to what the legal and contingent liability issues were that caused Bidder A to reduce its price in the 2012 transaction;

q.	Why, in December 2014, the Company chose Jefferies LLC to serve as advisors in connection with the Restructuring Debt Financing and Citi for financial advisory services in connection with a potential sale of its Brazilian operations;

r.	Whether advisors other than Jefferies and Citi, respectively, were considered for the Restructuring Debt Financing and potential sale of the Company’s Brazilian operations;

Board of Directors and Executive Officers

Tecumseh Products Company

August 28, 2015

s.	Whether any other alternative strategic transactions were considered at the time the Company retained Jefferies and Citi;

t.	The reasons provided in the unsolicited communication received by the Company on December 11, 2014 from Bidder A why the Company should engage in a transaction with Bidder A;

u.	Whether, after the unsolicited communication from Bidder A on December 11, 2014, any meeting did take place between Bidder A and Mr. Karp, and if so, what was discussed;

v.	Whether there were any set of parameters for who was contacted by Jefferies as part of the marketing process for the data room for the Restructuring Debt Financing and whether Mueller Atlas was contacted;

w.	What prompted the proposal from Mueller Atlas on January 29, 2015 and whether any basis was provided for the price offered;

x.	The terms of the six non-binding proposals received on February 13, 2015 by the Company from six independent investment firms;

y.	Information on the significance of Bidder A’s holdings in the Company;

z.	Whether Bidder A was also a shareholder at the time of the initial offer and any issue of conflicts as a result of Bidder A’s holdings;

aa.	Whether a conflict was considered as a result of Bidder A’s holdings;

bb.	Information at or about March 19, 2015, concerning the remaining investment firms interested in providing subordinated secured debt financing in connection with the Restructuring Plan;

cc.	Information contained in the letter received by the Company on April 15, 2015 from Mueller Atlas;

dd.	What contingent claims and environmental matters the Company is referring to when its states, “upon Mueller Atlas’ review and analysis of certain contingent claims and environmental matters identified in their due diligence investigation of the Company over the prior month”;

ee.	Why discussions with Bidder A were not reconvened after Mueller Atlas reduced their offer for the Company below Bidder A’s $5.10 offer;

Board of Directors and Executive Officers

Tecumseh Products Company

August 28, 2015

ff.	What criteria was used for contacting potential strategic and financial buyers during the Go Shop process;

The Schedule 14D-9 filed by the Company on August 24, 2015 also contains significant disclosure issues in connection with the methodologies, key inputs, and multiples relied upon and observed by Citigroup Global Markets Inc. (“Citi”) in preparing its fairness opinion, including:

a.	With respect to the Selected Companies Analysis for Tecumseh, (i) the objective selection criteria; (ii) the observed company’s multiples and ratios; (iii) the methodology used to derive a selected range of multiples of 5.7x to 11.3x for firm value to LTM EBITDA; and (iv) a selected range of multiples of 7.0x to 10.8x for firm value to estimated 2015 EBITDA.

b.	With respect to the Selected Transactions Analysis for Tecumseh, (i) the objective selection criteria; (ii) the observed transaction purchase price plus assumed debt, less cash and cash equivalents and other adjustments, as a multiple, to the extent publicly available, of, among other things, the LTM EBITDA of the relevant target company; (iii) the relative weight being provided to the white goods component and sub system suppliers industry and compressor industry in its analysis; (iv) reasons for separate analysis of each industry; (v) reasons Citi only reviewed white goods component and sub system suppliers industry transactions announced between November 2002 and April 2012; (vi) reasons why Citi reviewed white goods component and sub system suppliers industry transactions with a range of approximate firm values of $73 million to $7.5 billion; (vii) reasons Citi only reviewed compressor industry transactions announced between April 2001 and August 2014; and (viii) reasons Citi reviewed compressor industry transactions with a range of approximate firm values of $57 million to $3.853 billion.

c.	With respect to the Discounted Cash Flow Analysis, (i) the unlevered free cash flows and free cash flows for calendar years 2015 through 2018; (ii) the methodology for determining discount rates ranging from 16.7% to 19.4%, derived from a weighted average cost of capital calculation for the Company taking into account the Company’s net operating losses; and (iii) in the case of the valuation of the net operating losses, using discount rates ranging from 11.0% to 14.0%, derived from a calculation of the Company’s cost of debt.

Failure to disclose this information pertaining to Citi’s analyses renders the 14D-9 misleading with respect to the basis for Citi’s fairness opinion. Given that Tecumseh is asking shareholders to rely on Citi’s fairness opinion to judge the consideration offered in the Proposed Transaction without presenting the underlying data to shareholders, these omissions are material to a shareholder’s determination to tender his/her shares in the Proposed Transaction.

Board of Directors and Executive Officers

Tecumseh Products Company

August 28, 2015

The 14D-9 also fails to disclose certain aspects of the Tecumseh Projections (as defined in the 14D-9) that are material to Company shareholders’ decision whether to approve the Proposed Transaction, including the following items: Sales, EBIT, EBITDA, EBITDAR, Increase in Working Capital and Capital Expenditures which Tecumseh management provided to Citi for use in the financial analyses supporting Citi’s fairness opinion to be ised for calculating the Company’s unlevered free cash flows for the years 2015 through 2018 and any other non-disclosed adjustments to unlevered free cash flows.

Citi utilized these forecasts in rending its fairness and opinion, namely in its Discounted Cash Flow Analysis. These forecasts form the underlying basis for such an analysis, yet the 14D-9 fails to disclose them. Without these forecasts, the 14D-9 is materially misleading in that it provides shareholders with only a conclusion of the analysis and fails to provide them with the underlying data.

Board of Directors and Executive Officers

Tecumseh Products Company

August 28, 2015

We make this demand with full reservation of our rights to pursue our current action and without prejudice to our position.

You are requested to respond to the undersigned concerning this demand.

Truly yours,

LIFSHITZ & MILLER

By:
Joshua M. Lifshitz

Enclosure

cc:

Raymond W. Henney, Esq.

Arthur T. O’Reilly, Esq.

HONIGMAN MILLER

SCHWARTZ AND COHN LLP

Attorneys for Defendants Tecumseh

Products Company, Stephanie

Boyse, Gary Cowger,

Harold Karp, Mitchell Quain, Robert

Rossiter, Terrence Seikel and

Douglas Suliman

aoreilly@honigman.com

rhenney@honigman.com

Andrew Kochanowski, Esq. SOMMERS SCHWARTZ, P.C. Attorneys for Plaintiff akochanowski@sommerspc.com

Receipt Acknowledged:

Tecumseh Products Company
By:
Name:
Title:
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